EXHIBIT 99.1

STOCK PURCHASE AGREEMENT

THIS AGREEMENT is made June 25, 2012 between STEVE BOLHUIS, an individual, (“Seller”), and BRUCE J. ESSEX, JR., an individual, (“Buyer”).

BACKGROUND

A. Seller owns 75,000 common, capital shares of stock, (the “Shares”) of Community Shores Bank, (“CSB”) and desires to sell all of the Shares.

B. Buyer desires to purchase the Shares on the terms and conditions of this Agreement.

AGREEMENTS

THEREFORE, in consideration of the Background and the terms and conditions set forth in this Agreement, Seller and Buyer agree as follows:

1. Stock Purchase and Sale. Effective the date of this Agreement, Seller hereby sells, assigns, conveys, transfers, sets over, and delivers all of the Shares to Buyer and Buyer hereby purchases all 75,000 of Seller’s Shares.

2. Purchase Price. The purchase price paid by Buyer to Seller shall be $.25 per share or a total of $18,750.00.

3. Payment of Purchase Price. The purchase price shall be paid by Buyer to Seller in cash at Closing on the date of this Agreement.

4. Seller’s Limited Representations and Warranties. As of the date of this Agreement Seller represents and warrants to Buyer as follows:

(a) Stock Ownership. Seller owns all 75,000 shares of CSB stock, free and clear of all liens and encumbrances.

(b) No Liens, Liabilities. Seller represents that all 75,000 Shares of stock of CSB owned by Seller shall be transferred to Buyer free and clear of all liens and encumbrances as of the date of this Agreement.

(c) No Other Representations or Warranties. Seller makes no other representations or warranties not contained in this Agreement.

5. Closing. The Closing of this Stock Purchase Agreement shall take place on the date of this Agreement. At Closing, Buyer shall deliver his check in the full amount of the purchase price in exchange for Seller’s delivery of all 75,000 Shares of CSB stock, duly endorsed for transfer to Buyer. The parties agree to cooperate in all respects after Closing and to provide such other and further documentation as is necessary or desirable to further the purposes set forth in this Stock Purchase Agreement.

6. Miscellaneous Provisions.

(a) Representations and Warranties. All representations, warranties, covenants and agreements made by the parties pursuant to this Agreement shall survive the consummation of the transactions contemplated by this Agreement and remain fully enforceable.

(b) Entire Agreement. This Agreement represents the entire understanding and agreement between the parties. This Agreement may be amended, supplemented, or changed only by an agreement in writing that makes specific reference to this Agreement or the agreement delivered pursuant to it and that is signed by the party against whom enforcement of any such amendment, supplement, or modification is sought. This Agreement is nonassignable without prior written consent of the party not seeking assignment. If any provision of this Agreement is held to be unenforceable, such provision shall be modified to give the fullest effect possible and all remaining terms shall remain in full force and effect.

The parties have executed this Agreement on the date set forth on the first page of this Agreement.

BUYER:

/s/ Bruce J. Essex, Jr.
Bruce J. Essex, Jr.

SELLER:

/s/ Steve Bolhuis
Steve Bolhuis